 Exhibit 99.1

Golden Star Announces Second Quarter 2016 Operational Results

TORONTO, July 18, 2016 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces its operational results for the second quarter of 2016.

Highlights:

•	Gold production of 42,461 ounces during the second quarter of 2016, in line with expectations
•	As stated in first quarter 2016 results, production from the Wassa Gold Mine ("Wassa") was impacted by a 2.5 week scheduled plant shutdown
•	At the half year, Golden Star remains on track to achieve its full year guidance for production, cash operating costs and capital expenditure
•	$20 million received from RGLD Gold AG ("RGLD"), a subsidiary of Royal Gold, Inc., post quarter-end, as per the payment schedule
•	First stope was blasted successfully at the Wassa Underground Gold Mine ("Wassa Underground") on July 10, 2016, as previously announced

Second Quarter Production and Costs

Golden Star produced 42,461 ounces of gold during the second quarter of 2016 from its open pit operations, with production from Wassa of 21,543 ounces of gold and production from the Prestea Gold Mine ("Prestea") of 20,918 ounces of gold.

Golden Star expected there to be a decline in second quarter 2016 production compared to the first quarter due to a scheduled maintenance shutdown at the Wassa processing plant, in addition to the seasonality traditionally impacting the second and third quarters of the year.  The planned shutdown lasted for 2.5 weeks and during this time Golden Star's operational team rebuilt the ball mill foundation, replaced critical components of the primary crusher and upgraded the electrical system in the carbon-in-leach plant.  This work was completed successfully and the operational team has reported an increase in throughput as a result.

At the half year, Golden Star remains on track to achieve its 2016 production guidance of 180,000-205,000 ounces of gold with cash operating costs of $815-$925 per ounce (see "Non-GAAP Financial Measures" below).  The Company also continues to expect sustaining capital expenditure of $9 million and development capital expenditure of $81 million for total capital spending of $90 million for the year.

Post-Period Events

Pre-commercial production commenced at Wassa Underground on July 10, 2016.  The successful blasting of the first stope in the F Shoot delivered the first ore from the new underground mine to the Wassa processing plant.  This first stope was in the upper part of the F Shoot, which is one of the more moderate grade areas of the deposit.  The higher grade areas within the B Shoot are scheduled to be accessed in early 2017.  Ore from Wassa Underground will be mined in conjunction with ore from the Wassa Main pit and blended for feeding to the processing plant.

Golden Star received $20 million from RGLD on July 1, 2016, pursuant to the payment schedule established in the amended streaming agreement announced on December 31, 2015.  This payment brings the payments made to date to $115 million of the total $145 million expected before the end of January 2017.  Payments under the amended streaming agreement are being used to enable Golden Star to continue its transformation to becoming a low cost, non-refractory gold producer.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"At the half year point, we are well-positioned to achieve our guidance for full year production, cash operating costs and capital expenditure.  Although the second quarter was weaker than the first quarter, as expected, I am pleased that the upgrades to the Wassa processing plant were completed on time and on budget.  The plant is now in good shape to process the higher grade ore coming from Wassa Underground, following the blasting of the first stope on July 10, 2016.  Golden Star is at an exciting point in its transformation and I look forward to updating the market on other important milestones, such as the start of the development of Prestea Underground Mine, during the second half of the year."

Golden Star will announce its full Second Quarter 2016 operational and financial results after market close on July 27, 2016, as previously announced.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000-205,000 ounces of gold with costs of $815-$925 per ounce.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "guidance", "becoming", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: sustaining capital expenditures and development capital expenditures for 2016; the Company's strategy of transforming its business to being a high grade, lower cost producer; the timing for accessing higher grade ore at Wassa Underground; the ability to mine Wassa Underground in conjunction with Wassa Main Pit; the timing for beginning development at Prestea Underground; the timing of first production at Prestea Underground; and production and cash operating cost estimates for 2016.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of production, cash costs, exploration and development activities compared to guidance or anticipated results; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; changes in governmental regulations and requirements; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the risks related to indebtedness and the service of such indebtedness; and the availability of financing on acceptable terms or at all. There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts.  While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.  Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release.

Non-GAAP Financial Measures

In this press release, we use the term "cash operating cost per ounce".  This term should be considered to be a non-GAAP financial measure as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. Golden Star uses cash operating cost per ounce as a key operating indicator. Golden Star monitors this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies. Golden Star provides this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

These non-GAAP financial measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There are material limitations associated with the use of such non-GAAP financial measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 18-JUL-16